                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2004.


                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F   x                            Form 40-F
                      -----                                    -----


  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                  Yes                                       No   x
                      -----                                    -----


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                         CONTENTS

Exhibit I........     "Novel Denim Holdings Limited Announces Impairment of
                      South African Textile Operations"

                                                                       Exhibit I

Contact:  Andrew L. Fine
          Novel Denim Holdings Limited
          Investor Relations
          +1-212-953-1373



                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                 IMPAIRMENT OF SOUTH AFRICAN TEXTILE OPERATIONS
       -- IMPAIRMENT INCLUDED IN AUDITED FINANCIAL STATEMENTS FILED UNDER
                 FORM 20-F FOR FISCAL YEAR ENDED MARCH 31, 2004

HONG KONG, October 6, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) announced that following further review of its South African textile operations it has recorded a $9 million fixed asset impairment charge. "Our South African textile operations have been unable to achieve profitability over the last few months which has caused us to re-assess the facility's financial outlook and adjust the carrying value of the textile assets to fair value," commented Mr. K.C. Chao, the Company's President and Chief Executive Officer.

As a result, the Company has included these charges in its 20-F for the fiscal year ended March 31, 2004 which was filed on September 30, 2004. The following tables set out the revised financial results for the fiscal year ended March 31, 2004, as well as the Company's balance sheet as of June 30, 2004.

SECOND QUARTER RESULTS ENDING SEPTEMBER 30, 2004

The Company intends to report the results for the second quarter ended September 30, 2004 during the second week of November 2004.

ABOUT NOVEL DENIM

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are located in South Africa and China. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, uncertainties in the garment and fabric industries; competition in the apparel fabric industry; our dependence on key customers and our lack of long-term contracts; risks associated with our foreign operations; tax matters; an absence of an active trading market in our shares; continued operating losses; changes in international trade policies; our production capacity; availability and cost of raw materials; our dependence upon key personnel, differences in laws of the British Virgin Islands; exchange rate fluctuations; our control by our principal shareholder; and taxation of foreign corporations, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                  (US$ in thousands, except per share amounts)



                                               FOR THE THREE MONTHS ENDED JUNE 30, 2004
                                               ----------------------------------------
                                                       PREVIOUS         REVISED
                                                       --------         -------
Net sales                                              $ 41,071        $ 41,071
Cost of goods sold                                       40,132          39,832
                                                       --------        --------
Gross profit                                                939           1,239
Other revenues                                            1,354           1,354
Selling, general & administrative expenses                4,223           4,223
                                                       --------        --------
Operating loss                                           (1,930)         (1,630)
Interest expense, net                                       594             594
                                                       --------        --------
Loss  before minority interest                           (2,524)         (2,224)
Minority interest                                            (6)             (6)
                                                       --------        --------
Loss before taxation                                     (2,518)         (2,218)
Taxation                                                     64              64
                                                       --------        --------
Loss from continuing operations                          (2,582)         (2,282)
Net income from discontinued operation                      733             733
                                                       --------        --------
Net loss                                               $ (1,849)       $ (1,549)
                                                       ========        ========
Earnings per share
Basic
   Continuing operations                               $  (0.32)       $  (0.28)
   Discontinued operation                                  0.09            0.09
                                                       --------        --------
   Total                                               $  (0.23)       $  (0.19)

Diluted
   Continuing operations                               $  (0.32)       $  (0.28)
   Discontinued operation                                  0.09            0.09
                                                       --------        --------
   Total                                               $  (0.23)       $  (0.19)

Weighted average Ordinary Shares
outstanding (in thousands)
    Basic                                                 8,028           8,028
    Diluted                                               8,028           8,028

                          NOVEL DENIM HOLDINGS LIMITED
                      Selected Income Statement Information
                    (in thousands, except per share amounts)






                                                FOR THE THREE MONTHS ENDED     FOR THE TWELVE MONTHS ENDED
                                                      MARCH 31, 2004                  MARCH 31, 2004
                                                --------------------------     ---------------------------
                                                UNAUDITED       UNAUDITED       UNAUDITED        AUDITED
                                                 PREVIOUS        REVISED         PREVIOUS        REVISED
                                                 --------        -------         --------        -------
Net sales                                       $  39,358       $  39,358       $ 150,703       $ 150,703
Cost of goods sold                                 42,209          42,209         136,538         136,538
                                                ---------       ---------       ---------       ---------
Gross profit                                       (2,851)         (2,851)         14,165          14,165
Other revenues                                      1,962           1,962           4,207           4,207
Selling, general & administrative expenses          5,577           5,577          24,043          24,043
Other expenses                                     17,482          26,482          17,482          26,482
                                                ---------       ---------       ---------       ---------
Operating loss                                    (23,948)        (32,948)        (23,153)        (32,153)
Interest expense, net                                 763             763           2,999           2,999
                                                ---------       ---------       ---------       ---------
Loss before minority interest                     (24,711)        (33,711)        (26,152)        (35,152)
Minority interest                                    (204)           (204)           (216)           (216)
                                                ---------       ---------       ---------       ---------
Loss before taxation                              (24,507)        (33,507)        (25,936)        (34,936)
Tax                                                   665           1,465             665           1,465
                                                ---------       ---------       ---------       ---------
Net loss from continuing operations               (25,172)        (34,972)        (26,601)        (36,401)
Net loss from discontinued operation                 (625)           (625)         (7,312)         (7,312)
                                                ---------       ---------       ---------       ---------
Net loss                                        $ (25,797)      $ (35,597)      $ (33,913)      $ (43,713)
                                                =========       =========       =========       =========

Earnings per share
Basic
   Continuing operations                        $   (3.14)      $   (4.36)      $   (3.31)      $   (4.54)
   Discontinued operation                           (0.08)          (0.08)          (0.91)          (0.91)
                                                ---------       ---------       ---------       ---------
   Total                                        $   (3.22)      $   (4.44)      $   (4.22)      $   (5.45)

Diluted
   Continuing operations                        $   (3.14)      $   (4.36)      $   (3.31)      $   (4.54)
   Discontinued operation                           (0.08)          (0.08)          (0.91)          (0.91)
                                                ---------       ---------       ---------       ---------
   Total                                        $   (3.22)      $   (4.44)      $   (4.22)      $   (5.45)

Weighted average Ordinary
Shares outstanding
   Basic                                            8,027           8,027           8,027           8,027
   Diluted                                          8,027           8,027           8,027           8,027

                               NOVEL DENIM HOLDINGS LIMITED
                            Selected Balance Sheet Information
                                    (US$ in thousands)



                                                          UNAUDITED            AUDITED           UNAUDITED
                                                           PREVIOUS            REVISED            REVISED
                                                        MARCH 31, 2004     MARCH 31, 2004      JUNE 30, 2004
                                                        --------------     --------------      -------------
ASSETS
Cash and cash equivalents                                  $  3,684           $  3,684           $  6,192
Accounts receivable                                          25,307             25,307             30,673
Inventories                                                  35,110             35,110             17,596
Other current assets                                          2,998              2,998              2,757
Assets of discontinued operation                              1,847              1,847              2,223
Deferred tax assets                                              --                402                402
Fixed assets, net                                            59,264             50,264             47,459
                                                           --------           --------           --------
        Total assets                                       $128,210           $119,612           $107,302
                                                           ========           ========           ========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank                             $ 54,579           $ 54,579           $ 51,743
 overdrafts
Current portion of long-term                                  3,614              6,989              6,405
 borrowings
Other current liabilities                                    23,166             23,166             16,868
Liabilities of discontinued                                     666                666                 45
 operation
Long-term debt                                                5,468              2,093              1,728
Other liabilities                                             7,026              6,994              6,965
Deferred tax liabilities                                         --              1,234              1,234
                                                           --------           --------           --------
        Total liabilities                                    94,519             95,721             84,988
Minority interests                                              271                271                265
Shareholders' equity                                         33,420             23,620             22,049
                                                           --------           --------           --------
        Total liabilities & shareholders' equity           $128,210           $119,612           $107,302
                                                           ========           ========           ========


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                        Novel Denim Holdings Limited
                                    -------------------------------------
                                                (Registrant)


Date:  October 6, 2004           By:            /s/ K.C. Chao
     -------------------            -------------------------------------
                                                  K.C. Chao
                                    Chief Executive Officer and President